DSM Press Release

820 - 3120

[illegible] 2009 JAN 27 A 7:45

SUPPL

DSM, Corporate Communications
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: w[redacted]
E-mail: me[redacted]

01E 09045185

Heerlen (NL), 8 January 2009

DSM appoints new Business Group Director DSM Anti Infectives

Royal DSM N.V., the global Life Sciences and Materials Sciences company headquartered in the Netherlands, today announces the following management appointments:

Gerard de Reuver (1956) at present Business Group Director DSM Anti Infectives (DAI), will be appointed Director Strategic Projects as per 1 March 2009, reporting to F. Sijbesma, Chairman of the DSM Managing Board. Gerard will be responsible for coordination and support of the program addressing the current economic circumstances and DSM's change agenda.

Stefan Doboczky (1967) at present Business Unit Director DAI China, will succeed Gerard de Reuver as Business Group Director DAI as of 1 March 2009. Stefan has held various other management positions within the Pharma cluster before he joined DAI. He will report to Jan Zuidam, Deputy Chairman of the DSM Managing Board.

DSM – the Life Sciences and Materials Sciences Company
Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics and electronics, life protection and housing. DSM has annual sales of almost EUR 8.8 billion and employs some 23,000 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com

PROCESSED
JAN 29 2009
THOMSON REUTERS

For more information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

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